

December 13, 2023

Mariam Sorond
Chief Executive Officer
NextNav Inc.
1775 Tysons Blvd., 5th Floor
McLean, VA 22102

> **Re: NextNav Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2023**
> **File No. 333-275983**

Dear Mariam Sorond:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Randy Segal